UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BluePhoenix Solutions, Ltd.
(Name of Company)

Ordinary Shares, par value NIS $0.04 per share
(Title of Class of Securities)

M20157109
(CUSIP Number)

Alexander B. Washburn
c/o Columbia Pacific Advisors, LLC
1910 Fairview Avenue East, Suite 500
Seattle, Washington 98102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 11, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
    Columbia Pacific Opportunity Fund, L.P. (1)

2. Check the Appropriate Box if a Member of a Group
    (a) ☐
    (b) ☒

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
    Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,612,845 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,612,845 (2)
	10.	Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,612,845

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ☐

13. Percent of Class Represented by Amount in Row 9
    24.98% (3)

14. Type of Reporting Person
    PN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 1,612,845 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

1.	Names of Reporting Persons Columbia Pacific Advisors, LLC (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,612,845 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,612,845 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,845

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 24.98% (3)

14.	Type of Reporting Person IA

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 1,612,845 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

1.	Names of Reporting Persons Alexander B. Washburn (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,612,845 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,612,845 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,845

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 24.98% (3)

14.	Type of Reporting Person IN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 1,612,845 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

1.	Names of Reporting Persons Daniel R. Baty (1)	
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒	
3.	SEC Use Only	
4.	Source of Funds (See Instructions) AF	
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	
6.	Citizenship or Place of Organization United States of America	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,612,845 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,612,845 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,845	
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐	
13.	Percent of Class Represented by Amount in Row 9 24.98% (3)	
14.	Type of Reporting Person IN	

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 1,612,845 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

1.	Names of Reporting Persons Stanley L. Baty (1)

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,612,845 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,612,845 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,612,845

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 24.98% (3)

14.	Type of Reporting Person IN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 1,612,845 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

1.   Names of Reporting Persons
      Brandon D. Baty   (1)

2.   Check the Appropriate Box if a Member of a Group
      (a)   ☐
      (b)   ☒

3.   SEC Use Only

4.   Source of Funds (See Instructions) AF

5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.   Citizenship or Place of Organization
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,612,845 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,612,845 (2)
	10.	Shared Dispositive Power 0

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
       1,612,845

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ☐

13.   Percent of Class Represented by Amount in Row 9
       24.98% (3)

14.   Type of Reporting Person
       IN

(1)   The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)   Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the 1,612,845 Ordinary Shares to which this Schedule 13D relates.

(3)   Based on 6,455,950 Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

EXPLANATORY NOTE

This Amendment No. 1 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012 with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Ordinary Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company").

Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

Item 5.   Interest in Securities of the Company

The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 1,612,845 Ordinary Shares, which constitutes 24.98% of the total number of Ordinary Shares outstanding as of March 22, 2012, as reported on the Company's Form 6-K filed on March 27, 2012.

(c) The trading dates, number of shares purchased and price per share for all transactions in the Ordinary Shares during the past 60 days by the Reporting Persons on behalf of the Fund were all affected in unsolicited broker transactions in the open-market as set forth in Exhibit A.

Item 7.   Material to Be Filed as Exhibits

Exhibit A: Schedule of Transactions in the Ordinary Shares by the Fund during the past 60 days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012   COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

/s/ Alexander B. Washburn
By: Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC
        its general partner

Dated: June 19, 2012   COLUMBIA PACIFIC ADVISORS, LLC (1)

/s/ Alexander B. Washburn
By: Alexander B. Washburn
Title: Managing Member

Dated: June 19, 2012   */s/ Alexander B. Washburn*
                                          Alexander B. Washburn (1)

Dated: June 19, 2012   */s/ Daniel R. Baty*
                                          Daniel R. Baty (1)

Dated: June 19, 2012   */s/ Stanley L. Baty*
                                          Stanley L. Baty (1)

Dated: June 19, 2012   */s/ Brandon D. Baty*
                                          Brandon D. Baty (1)

(1)   This amendment is being filed jointly by Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated May 7, 2012 and included with the initial Schedule 13D filed on May 7, 2012 (the "Joint Filing Agreement"). The Joint Filing Agreement is incorporated herein by reference.

Exhibit A

TRANSACTIONS IN THE ORDINARY SHARES BY THE FUND DURING THE PAST 60 DAYS

Date	Transaction	Shares	Price
04/23/2012	BUY	3,500	1.7169
04/24/2012	BUY	3,000	1.7117
04/25/2012	BUY	8,329	1.7087
04/26/2012	BUY	1,100	1.6882
04/27/2012	BUY	15,911	1.7141
04/30/2012	BUY	16,867	1.848
05/01/2012	BUY	20,100	2.1432
05/02/2012	BUY	2,600	2.1761
05/15/2012	BUY	31,804	2.0009
05/16/2012	BUY	3,900	2.0336
05/17/2012	BUY	1,600	2.0521
05/18/2012	BUY	5,700	2.096
05/21/2012	BUY	2,900	2.1329
05/22/2012	BUY	400	2.19
05/24/2012	BUY	1,000	2.143
05/25/2012	BUY	200	2.14
05/29/2012	BUY	8,491	2.1507
05/30/2012	BUY	500	2.19
05/31/2012	BUY	1,100	2.1673
06/01/2012	BUY	200	2.295
06/04/2012	BUY	1,725	2.0909
06/05/2012	BUY	1,000	2.077
06/06/2012	BUY	600	2.0504
06/07/2012	BUY	300	1.9975
06/08/2012	BUY	900	1.9811
06/11/2012	BUY	20,900	1.9224
06/12/2012	BUY	23,059	2.0671
06/13/2012	BUY	35,997	2.2024
06/14/2012	BUY	13,600	2.2275
06/15/2012	BUY	9,800	2.3119
06/18/2012	BUY	9,178	2.3053
06/19/2012	BUY	18,545	2.3493